November 27, 2023

VIA EDGAR

Mr. Jeffrey Lewis

Ms. Jennifer Monick

Mr. Kibum Park

Ms. Brigitte Lippmann

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	Invesco Commercial Real Estate Finance Trust, Inc.

Amendment No. 2 to Form 10-12G

Filed October 31, 2023

File No. 000-56564

Ladies and Gentlemen:

Invesco Commercial Real Estate Finance Trust, Inc. (the “Company”) is providing this letter in response to the comment letter, dated November 15, 2023, issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) relating to the Company’s Registration Statement on Form 10-12G, initially filed with the Commission on June 29, 2023. The Company seeks additional clarification regarding the Staff’s Comment Number 2, as set forth below. For convenience of reference, Comment Number 2 is reprinted below in italics, followed by the Company’s sought clarification.

Item 1. Business

Investment Objectives, page 10

2. We note your response to prior comment 7, which included a detailed discussion of your basis for not including separate audited financial statements of the underlying property for the $115.7 million loan. In addition, we note your revision to your filing that you have now invested $378,970,000 in six commercial real estate loans. Please address the following:

•

Please provide us with a detail, by loan, that includes the committed loan amount, principal balance, date upon which the company determined the investment in the loan to be probable, and origination/acquisition date. This information should be provided for every originated, acquired and probable loan.

•

For any such loans that exceed 20% of total assets as of the latest audited year-end balance sheet, please provide us with a detailed analysis of how you determined that there is undue hardship and impracticality with respect to obtaining financial statements of the properties securing these loans. Within your response, please tell us the placed in service date of the property underlying the loan. Your response should address each loan on an individual basis. Reference is made to SAB Topic 1I.

Response: We appreciate the Staff’s reference to SAB Topic 1I in Comment Number 2. In order to be best responsive to the Staff’s comment, we were hoping to obtain with more specificity which of these rules/guidance the Staff views as the foundation of the information requirement:

•	SAB Topic 1I: Question 1 or 2

•	FRM 2350

•	S-X Rule 3-14

•	S-X Rule 3-13

•	S-X Rule 3-09

* * * *

If you have any questions, please contact me at (972) 715-7400 or Brian Hirshberg at Mayer Brown LLP at (212) 506-2176.

Sincerely, INVESCO COMMERCIAL REAL ESTATE FINANCE TRUST, INC.

By:	/s/ Hubert J. Crouch
Name: Hubert J. Crouch
Title: Chief Executive Officer

cc:	Wendy Dodson Gallegos, Esq., Mayer Brown LLP

Brian Hirshberg, Esq., Mayer Brown LLP